Mail Stop 3561

November 4, 2009

Bernard Briskin
President and Chief Executive Officer
Arden Group, Inc.
2020 South Central Avenue
Compton, California 90220

   Re: Arden Group, Inc.
     Form 10-K for the Fiscal Year Ended January 3, 2009
     Filed March 16, 2009
     File No. 000-09904

Dear Mr. Briskin:

   We have completed our review of the above-referenced filing and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director